Appendix 3Y
Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	**Genetic Technologies Limited**
ABN	**17 009 212 328**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Samuel Xue Lee
Date of last notice	31 January 2018

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 May 2019
No. of securities held prior to change	59,594,850 ordinary shares (represented by 397,299 American Depositary Receipts)
Class	Ordinary shares
Number acquired	
Number disposed	59,594,850 ordinary shares (represented by 397,299 American Depositary Receipts)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	USD 478,916 (AUD 684,166 approx.)
No. of securities held after change	Nil

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y Change of Director’s Interest Notice Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Part 3 – +Closed period above traded during a +closed period where prior written + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Were the interests in the securities or contracts detailed clearance was required? Yes If so, was prior written clearance provided to allow the trade to proceed during this period? No If prior written clearance was provided, on what date was this provided? N.A. Detail of contract Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest after change Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back On-market trade